SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A.

Corporate Taxpayer's ID (CNPJ/MF): 00.108.786/0001-65

Company Registry (NIRE): 35.300.177.240

Publicly-Held Company

Rua Verbo Divino nº 1.356 - 1º andar, São Paulo – SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET” or “Company”), pursuant to paragraph 4 of article 157 of Law 6404/76 and Instruction 358/02 issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”), hereby informs its shareholders and the public in general that its controlling shareholder, Embratel Participações S.A. (“Embrapar”), announced in its Statement of Material Fact dated June 7, 2012 that the price to be paid under the unified tender offer for the acquisition of all common and preferred shares issued by NET, including preferred shares represented by American Depositary Shares, and the shares negotiated on LATIBEX (the “Offer”), will be R$ 26.64 per share, regardless of the class or type, adjusted in accordance with the variation of the CDI (Certificado de Depósito Interbancário) index from June 8, 2012 until the date of the auction for the Offer, included (the “Offer Price”).

The Offer Price corresponds to the Maximum Price announced in the Material Fact of Embrapar of March 6, 2012, adjusted in accordance with the variation of the CDI index from March 5, 2012 until June 8, 2012.

As announced by Embrapar, the Offer Price was considered fair by Embrapar, because it is within the price range between R$ 25.89 and R$ 28.34 indicated in the valuation report prepared by Banco BTG Pactual S.A. (the “Appraiser”), based on the discounted cash flow model that the Appraiser found to be the most appropriate methodology for determining the fair price of NET’s shares.

The Offer Price is: (a) approximately 28% higher than the average weighted price by volume of the common and preferred shares of NET on the BM&FBOVESPA in the 60 days prior to March 5, 2012 (the day prior to Embrapar’s announcement of its intention to launch the Offer); as well as (b) approximately 112% higher than the book value of the shares of NET on March 31, 2012, which was R$ 12.54.

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Embrapar also announced that it will launch the Offer jointly with its controlled companies, Empresa Brasileira de Telecomunicações S.A. – Embratel, and GB Empreendimentos e Participações S.A., in accordance with the terms to be described in the Notice of Unified Offer to be submitted to CVM.

Finally, Embratel announced that it has reserved the right to cancel the public offer relating to the deregistration of NET if shareholders representing 10% (ten percent) or more of the outstanding shares of NET require the convening of a special meeting to discuss the commission of a new valuation report in accordance with Section 4-A of Law 6,404/76. In that case, Embrapar would be entitled to proceed only with the public offers relating to the change of control of NET and the Delisting from Level 2 of the BM&FBOVESPA, maintaining, however, the Offer Price

São Paulo, June 8, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

José Antônio Guaraldi Félix

CEO and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 08, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.